United States securities and exchange commission logo





                             April 7, 2021

       Raymond Firth
       Chief Executive Officer
       Findit, Inc.
       5051 Peachtree Corners Circle #200
       Peachtree Corners, GA 30092

                                                        Re: Findit, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 11,
2021
                                                            File No. 333-254128

       Dear Mr. Firth:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed on March 11, 2021

       Use of Proceeds, page 19

   1. Please provide a description of your estimated use of your net offering proceeds at the varying levels of funds
raised. While we note that you will have discretion as to how net offering proceeds are
used, please show how the funds will be allocated to implement your growth and
business plans.
       Description of Business, page 28

   2. Please clarify the amount of revenue that you generate through your Findit App and Findit members, your CBD oil
business, and revenue for services unrelated to the Findit App or
                                                        CBD oil.
 Raymond Firth
FirstName
Findit, Inc. LastNameRaymond Firth
Comapany
April        NameFindit, Inc.
       7, 2021
April 27, 2021 Page 2
Page
FirstName LastName
3. With respect to your Findit App, please clarify the number of downloads of your Findit
         App, define the term Findit members, quantify the number of Findit members, and disclose the number of Findit members who generated revenues in fiscal year 2020.
         Further, please clarify how you determine if Findit members are active members that regularly use your app and services.
4. Your disclosure references the number of active users of several social media websites and the market capitalizations of those companies. Please explain whether you have a relationship with Facebook, Pinterest, Twitter, LinkedIn, Instagram and Snapchat, and, if
         not, why you believe that this information is material to investors. Management's Discussion and Analysis or Plan of Operation
Summary Overview, page 37

5. Please include a separate section on Results of Operations describing the underlying cause for material changes in revenue and cost of revenue in order to provide investors a better understanding of your business as a whole. In this regard, please provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Additionally, address why cost of revenue significantly declined as a percentage of revenue during 2020. Refer to Item
         303(a) of Regulation S-K.
6. Please include a separate section on Liquidity and Capital Resources. Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or plan to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation
         S-K.
Executive Compensation, page 41

7. You indicate that your executive officer and directors did not receive any compensation in
         2019 and 2020. You further disclose on page 35 that you have no employees beyond your executive officer and directors. However, in Note 5 of your fiscal year 2020 financial statements, you describe receiving a $150,000 loan from the Small Business
         Administration   s Payroll Protection Program. Please discuss the
basis on which you
         received the loan.
Security Ownership of Certain Beneficial Owners and Management, page 43

8. Please add a voting power column that includes the votes for all of your voting securities voting as a single class. We note that your super voting rights for your Series A and
         Series B Preferred Stock will concentrate ownership with your President Raymond Firth and shares of entities affiliated with Holly Andrews. Please add a risk factor that addresses the risks associated with this concentration of ownership, such as the ability of
 Raymond Firth
Findit, Inc.
April 7, 2021
Page 3
         Mr. Firth and Ms. Andrews to may make all material decisions regarding the operation and corporate governance of Findit, Inc. Discuss whether common stockholders have separate class voting rights for matters that affect their rights and privileges.
Certain Relationships and Related Transactions, page 44

9. Please provide a complete description of all of your related party transactions for the past
         3 fiscal years, pursuant to Instruction 1 to Item 404 of Regulation S-K. We note that you have a list of undisclosed related party transactions for fiscal years 2019 and 2020 in Note
         6 of your fiscal 2020 financial statements. We also note that you list related party revenues and cost of goods sold in your income statement. Please also include all of these related party transactions and related party transactions from fiscal year 2018. Further, please ensure the related party for each transaction is identified and disclose all material terms of such agreements and arrangements.
Experts, page 45

10. If true, please confirm to us and revise to name BF Burgers CPA PC as your auditors upon whom you relied as experts in accounting and auditing in connection with the accompanying financial statements.
Note 1 - Organization & Summary of Significant Accounting Policies
Basis of Presentation, page F-7

11. Please disclose your intended plans to mitigate the conditions that raise substantial doubt about your Company's ability to continue as a going concern and your conclusion regarding their mitigating effect. Refer to ASC 205-40-50-6 through 10.
12. We note your auditor refers to Note 2 to the financial statements in their audit report however, this note is missing from the financial statements. Please correct your financial statements accordingly.
Recent Sales of Unregistered Securities, page II-2

13. Please provide a more detailed description of your sales of unregistered securities for the past 3 fiscal years, as required by Item 701 of Regulation S-K. For shares that were issued
FirstName LastNameRaymond Firth
       for services rendered, please provide a materially complete description of such services.
Comapany    NameFindit,
       For example,       Inc. you issued shares to Calvin Corzine. Please
clarify whether these
                       we note
April 7,shares
         2021 were
               Page issued
                     3      to promote your stock and/or app to a social media
influencer.
FirstName LastName
 Raymond Firth
FirstName
Findit, Inc. LastNameRaymond Firth
Comapany
April        NameFindit, Inc.
       7, 2021
April 47, 2021 Page 4
Page
FirstName LastName
General

14. You have references to a selling shareholder or selling stockholders on your cover page and pages 23, 25, and II-1 of your registration statement, but do not provide any disclosure required under Item 507 of Regulation S-K. Please advise whether you intend for this registration statement to provide a resale offering for selling shareholders in addition to the primary offering 10,000,000 shares of common stock offered on a best efforts basis.
15. We note that you intend to be an emerging growth company. In light of your current amount of revenue, please also clarify if you intend to be a smaller reporting company as well. We note you did not indicate so on your cover page. If so, please also provide a brief description of the scaled disclosure required for smaller reporting companies.
16. You disclose that you intend to be quoted on the OTCQB through a registered broker-
         dealer market maker. Please clarify prominently that your application to be quoted on the
         OTCQB may not be accepted and the result is your common stock will continue to be quoted on the OTC Pink.
17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney
Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3450 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Thomas C. Cook, Esq.